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FIRM / AFFILIATE OFFICES
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Re:	CBEYOND, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 0-51588

Dear Mr. Spirgel:

On behalf of Cbeyond, Inc. (the “Company”), we are responding to your letter dated December 19, 2008 with respect to the above-referenced filing. As we discussed with the Staff of the Division of Corporation Finance in our telephone conversation today, the Company hereby confirms its expectation that, on or about January 21, 2009, it will provide the Staff with the Company’s response to the Staff’s comment letter.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2165 or Brian David Miller at (202) 637-2332.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	J. Robert Fugate, Executive Vice President and
Chief Financial Officer, Cbeyond, Inc.
Henry C. Lyon, Chief Accounting Officer, Cbeyond, Inc.